UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, $0.00001 par value per share

(Title of Class of Securities)

G5700Y209

(CUSIP Number)

American Depositary Shares (ADSs) each representing two Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P201

(CUSIP Number)

Yanmei Dong

c/o An Ke Technology Company Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

Pannie Yiu

c/o China Ping An Insurance Overseas (Holdings) Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 3762 9092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS An Ke Technology Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,734,085 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 764,734,085 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).
	10	SHARED DISPOSITIVE POWER N/A

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 764,734,085 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on 1,733,286,764 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax on a Form 6-K furnished on August 7, 2024 (the “Form 6-K”).

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS China Ping An Insurance Overseas (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,795,905
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 393,795,905
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,795,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on 1,733,286,764 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax in the Form 6-K.

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,529,990 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,158,529,990 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).
	10	SHARED DISPOSITIVE POWER N/A

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,158,529,990 (including 173,744,733 ordinary shares of Lufax underlying the Call Options, as defined in Item 6 below, which are exercisable within 60 days hereof).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (1)
14	TYPE OF REPORTING PERSON HC-CO

(1)	Percentage is calculated based on 1,733,286,764 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax in the Form 6-K.

SCHEDULE 13D

EXPLANATORY NOTE

An Ke Technology Company Limited (“An Ke”), China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with An Ke and PAOH, the “Reporting Persons” and each, a “Reporting Person”) are the beneficial owners of ordinary shares, par value US$0.00001 per share (the “Ordinary Shares”), of Lufax Holding Ltd, a Cayman Islands company (“Lufax”). All references to Ordinary Shares herein include the Ordinary Shares underlying the ADSs of Lufax.

The Reporting Persons originally filed a Schedule 13D (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) on August 13, 2024. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 3.

The total purchase price of the Call Options exercisable within 60 days hereof as described below was approximately RMB158.3 million.

An Ke acquired such call options using its working capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Section “Call Options” under Item 6 of this Amendment is hereby incorporated by reference into this Item 4.

The Call Options were acquired for long-term investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).

(b) Rows (7) to (10) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in the Schedule 13D and this Amendment, none of the Reporting Persons or, to the knowledge, any of the persons listed in Schedules A-1, A-2 or A-3 of the Schedule 13D, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Section “Call Options” in Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Each shareholder of Lanbang Investment Company Limited (“Lanbang”), Mr. Jingkui Shi (“Mr. Shi”) and Mr. Xuelian Yang (“Mr. Yang”), has granted an option to An Ke to purchase up to 100% of his shares in Lanbang (the “Lanbang Offshore Call Options”). Lanbang and Tongjun Investment Company Limited (“Tongjun”) are shareholders of Tun Kung Company Limited (“Tun Kung”) that owned 56.4% and 43.6% of the equity interests, respectively, as of the date hereof, following a recent share repurchase by Tun Kung from Tongjun. Tun Kung beneficially owned 308,198,174 ordinary shares of Lufax as of March 31, 2024. Each shareholder of Lanbang is entitled to his voting and other rights in Lanbang prior to An Ke’s exercise of the Lanbang Offshore Call Options.

Lanbang has also granted an option to An Ke to purchase up to 100% of its shares in Tun Kung (the “Tun Kung Offshore Call Options,” together with the Lanbang Offshore Call Options, the “Offshore Call Options”). The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of the ADSs of Lufax representing its ordinary shares plus any dividends and distributions to the price of its shares paid by its A-round investors. Lanbang is entitled to its voting and other rights in Tun Kung prior to An Ke’s exercise of the Tun Kung Offshore Call Options.

Mr. Shi and Mr. Yang also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds equity interests in two of the consolidated affiliated entities of Lufax. Each of Mr. Shi and Mr. Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co. Ltd. (“PAFT”), the parent company of An Ke, to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”, together with the Offshore Call Options, the “Call Options”). The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus amount as adjusted by a premium rate.

In August 2021, An Ke and PAFT amended the exercise period of the Call Options. Following such amendments, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 (within 60 days hereof) and ending on October 31, 2034. For details on the Call Options, see “Item 6E. Share Ownership” in Lufax’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024.

Item 7. Exhibits

Exhibit 99.1 in Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

EXHIBIT NUMBER	DESCRIPTION

99.1	Joint Filing Agreement, dated September 4, 2024, among the Reporting Persons

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: September 4, 2024

An Ke Technology Company Limited

By:	/s/Wang Shiyong
Name:	Wang, Shiyong
Title:	Director

China Ping An Insurance Overseas (Holdings) Limited

By:	/s/Tung Hoi
Name:	Tung Hoi
Title:	Director

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/Xie Yonglin
Name:	Xie Yonglin
Title:	Executive Director, President and Co-CEO